Rule 424(b)(3)
Registration Statement 333-74996
PROSPECTUS
Xcel Energy Inc.

800 Nicollet Mall, Suite 3000

Minneapolis, Minnesota 55402-2023
(612) 330-5500

Direct Purchase Plan

Common Stock
($2.50 par value)

         This prospectus describes our direct purchase plan, which provides participants with a convenient method of purchasing shares of our common stock. Our common stock trades on the New York Stock Exchange under the symbol “XEL.” You may become a shareholder and a participant in the plan if you make a minimum initial investment of $1,000. If you are a participant in the plan, you may purchase additional shares of common stock by reinvesting dividends and/or making cash payments. If you are an employee of ours, you may also participate through payroll deduction.

      If you are a registered holder of our common or preferred stock, you may participate in the plan by completing a plan authorization form. If you are a beneficial owner of shares held by a broker or other custodial institution for your account, you may participate in the plan only if your broker has established procedures that permit its customers to participate in plans such as ours.

      The shares issued under the plan may be new issue common stock or common stock purchased on the open market. New issue common stock will be purchased from us at the current market price on the investment date. The price of common stock purchased on the market will be the weighted average price at which shares are actually purchased.

      Please note that an important change has been made to our direct purchase plan. Effective with the April 2002 dividend, a service fee of 3% of the cash dividend reinvested up to a maximum of $1.50 per dividend transaction will be deducted from the dividend amount paid and reinvested. All current and prospective participants are encouraged to read this prospectus in its entirety. A complete description of the plan begins on page 3 of this prospectus.

      Shares of common stock offered under the plan to persons who are not currently stockholders of our company are offered through Wells Fargo Brokerage Services, LLC, a registered broker/dealer.

      Please read this prospectus carefully before investing and retain it for your future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 20, 2001

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
DESCRIPTION OF THE PLAN
FEDERAL INCOME TAX INFORMATION
USE OF PROCEEDS
EXPERTS
LEGAL OPINION

      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. Under this process, we may, from time to time over the next several years, sell up to 4,990,854 shares of our common stock. Each share of our common stock automatically includes an associated right to purchase common stock under the Stockholder Protection Rights Agreement that we entered into in December 2000. In this prospectus, every reference to our common stock is meant also to include the associated rights to purchase common stock. This prospectus provides you with a general description of the common stock we may offer. You should read this prospectus together with additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

      We believe we have included all information material to investors but some details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, filed with the SEC on June 7, 2001;

•	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001 and September 30, 2001;

•	our Current Reports on Form 8-K filed with the SEC on January 4, 2001, February 23, 2001, February 28, 2001, March 2, 2001, March 15, 2001, April 2, 2001, June 4, 2001, June 14, 2001, June 22, 2001, July 12, 2001, September 28, 2001, October 12, 2001, October 29, 2001, November 30, 2001 and December 13, 2001;

•	our Form 8-A filed with the SEC on January 5, 2001 which contains a description of the rights to purchase common stock which accompany each share of common stock pursuant to the Stockholder Protection Rights Agreement dated as of December 13, 2000 by and between us and Wells Fargo Bank Minnesota, N.A.

and any future filing made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement or until we sell all of the securities.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 330-5500

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements”. When we use words like “believes”, “expects”, “anticipates”, “intends”, “plans”, “estimates”, “may”, “should”, or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•	general economic conditions, including their impact on capital expenditures

•	business conditions in the energy industry

•	competitive factors

•	unusual weather

•	changes in federal or state legislation

•	regulation

•	risks associated with the California power market

•	currency translation and transaction adjustments

•	the higher degree of risk associated with our nonregulated businesses compared to our regulated businesses

•	the other risk factors listed from time to time by us in reports filed with the Securities and Exchange Commission

      You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Business”, “Management’s Discussion and Analysis” and “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under “WHERE YOU CAN FIND MORE INFORMATION”.

      We are a public utility holding company with six public utility subsidiaries: Southwestern Public Service Company, a New Mexico corporation (“SPS”); Public Service Company of Colorado, a Colorado corporation (“PSCo”); Cheyenne Light, Fuel and Power Company, a Wyoming corporation (“Cheyenne”); Northern States Power Company, a Minnesota corporation (“NSP-Minnesota”); Northern States Power Company, a Wisconsin corporation (“NSP-W”); and Black Mountain Gas Company, an Arizona corporation (“Black Mountain”). SPS serves approximately 390,000 electric customers in portions of Texas, New Mexico, Oklahoma and Kansas. PSCo serves approximately 1.2 million electric customers and approximately 1.1 million gas customers in Colorado. Cheyenne serves approximately 36,000 electric customers and 29,000 gas customers in and around Cheyenne, Wyoming. NSP-Minnesota serves approximately 1.3 million electric customers in Minnesota, North Dakota and South Dakota and 0.4 million gas customers in Minnesota, North Dakota and South Dakota. NSP-W serves approximately 225,000 electric customers and 90,000 gas customers in northern Wisconsin and Michigan. Black Mountain serves approximately 6,500 customers in Arizona.

      We have numerous non-utility subsidiaries, including NRG Energy, Inc., which are engaged in energy-related businesses.

      We were incorporated in 1909 under the laws of Minnesota as Northern States Power Company. On August 18, 2000, we merged with New Century Energies and our name was changed from Northern States Power Company to Xcel Energy Inc. We are a registered holding company under the Public Utility Holding Company Act of 1935.

DESCRIPTION OF THE PLAN

PURPOSES

      The plan provides you with a convenient and economical method of systematically increasing your ownership interest in our company through purchases of common stock and the reinvestment of cash dividends in additional shares of common stock. We may use the plan to raise capital for general corporate purposes through the sale of new issue common stock.

FEATURES

      The plan has the following features:

•	OPEN TO NEW STOCKHOLDERS — If you do not currently own shares of common stock you may become a participant in the plan by paying an account set-up fee of $10 and making an initial investment of at least $1,000.

•	AUTOMATIC REINVESTMENT OF DIVIDENDS — Cash dividends paid on all or a specified percentage of shares of common and preferred stock are automatically reinvested in additional shares of common stock, subject to a service fee of 3% of the cash dividend reinvested up to a maximum of $1.50 per dividend.

•	OPTIONAL CASH INVESTMENTS — You may make optional cash investments in common stock of a minimum of $50 per investment up to an aggregate of $100,000 annually. Optional cash investments may be made by automatic monthly electronic funds transfer or by check or money order at weekly or less frequent intervals, as you desire.

•	FULL INVESTMENT OF PLAN FUNDS — Funds invested in the plan are fully invested through the purchase of fractional shares, as well as full shares. Cash dividends on fractional shares are reinvested in additional shares of common stock.

•	TELEPHONE TRANSACTIONS — You may establish telephone privileges for your plan account, enabling you to execute certain plan orders by phone.

•	SHARE SAFEKEEPING — You may deposit for safekeeping certificates representing shares of common stock held in certificate form, whether or not the shares were issued under the plan, at no cost to you.

•	ACCOUNT STATEMENTS — Account statements detailing your plan activities are mailed to you on a quarterly basis, following each optional cash payment, and following each plan transaction.

CONSIDERATIONS

      You should consider the following prior to participating in the plan:

•	BROKERAGE COMMISSIONS — You will pay a brokerage commission for each share of common stock purchased or sold for your plan account in open market transactions. Brokerage commissions do not apply to the purchase of shares upon their original issuance by us.

•	SERVICE FEES — You will also pay service fees as described in this prospectus for certain plan transactions, including reinvestment of dividends and sales of plan shares.

•	INVESTMENT TIMING; PRICE RISKS — Because the prices at which plan shares are purchased are determined as of specified dates or as of dates otherwise beyond your control, you may lose certain advantages otherwise available from being able to select the timing of your investment. For example, because the price charged to you for shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased over a period of up to 15 days following an investment date, you may pay a higher price for shares purchased under the plan than for shares purchased on the investment date outside of the plan.

•	NO INTEREST PENDING INVESTMENT — No interest is paid on optional cash investments pending their investment in common stock.

ADMINISTRATION

      As of the date of this prospectus, administration of the plan is handled by Wells Fargo Shareowner Services, a division of Wells Fargo Bank Minnesota, N.A. As plan administrator, Wells Fargo Bank Minnesota, N.A. is responsible for the clerical and ministerial administration of the plan, including receiving initial and optional cash investments of participants, forwarding funds received from or on behalf of participants to a registered broker/dealer for purchases of common stock, issuing statements to participants of their plan account activities and performing certain other administrative duties related to the plan.

      Participants may contact the plan administrator by writing to:

Xcel Energy Inc.
c/o Wells Fargo Shareowner Services
P.O. Box 64863
St. Paul, Minnesota 55164-0863

or by telephoning the plan administrator toll free at (877) 778-6786 between 7:00 a.m. and 7:00 p.m., central time, on any business day. Written communications may also be sent to the plan administrator by telefax at (651) 552-6999.

      The plan administrator is responsible for purchasing and selling shares of common stock for participants’ plan accounts, including the selection of the broker or dealer through which plan purchases and sales are made. We have no control over the times or prices at which the plan administrator effects transactions in the open market or the selection of the broker or dealer used by the plan administrator.

FORMS

      PLAN AUTHORIZATION FORM. A plan authorization form is used to enroll in the plan and, at the time of enrollment, authorize electronic funds transfers and telephone transaction privileges. A plan authorization form is enclosed with this prospectus.

      PLAN TRANSACTION FORM. A plan transaction form is used to make optional cash investments, transfer or sell your plan shares, deposit your share certificates with the plan administrator (if done after enrollment), and terminate your participation in the plan. A plan transaction form is attached to each account statement mailed to participants.

      ELECTION FORM. An election form is used to change or establish electronic funds transfers after enrollment, change your record address, make or change your dividend reinvestment election and establish telephone transaction privileges.

      You can obtain additional election forms, plan authorization forms and plan transaction forms from the plan administrator.

ELIGIBILITY

      Any person or entity, whether or not currently a registered holder of common or preferred stock, may participate in the plan by enrolling in accordance with the procedures described under “Enrollment and Participation” below. We reserve the right to deny, modify, suspend or terminate participation by any person or entity (see “Other Information — Denial or Termination of Participation by Xcel Energy” below).

ENROLLMENT AND PARTICIPATION

      You may enroll in the plan at any time by completing the plan authorization form enclosed with this prospectus and returning it to the plan administrator at the address set forth on the form.

      STOCKHOLDERS. If you are a registered holder of common or preferred stock, you must complete a plan authorization form to participate in the plan. If you are a beneficial owner of common stock whose only shares are held in names other than your own (e.g., held by brokers, trustees or bank nominees), you must either (a) request a certificate for the shares held in your brokerage account, (b) complete a plan authorization form and become a stockholder of record by enrolling in the plan in the same manner as a new stockholder, or (c) contact your broker to determine if the broker has established procedures that permit you to participate in our plan.

      NEW STOCKHOLDERS. If you are not a registered owner of common or preferred stock, you must complete a plan authorization form and pay a one-time account set-up fee of $10. You must also make an initial cash investment of at least $1,000. A maximum of $100,000 may be initially invested in the plan.

INVESTMENTS

      DIVIDEND REINVESTMENT. As described below, by participating in the plan, you may have the cash dividends paid on all or a percentage of your shares of common or preferred stock (net of brokerage commissions and service fees as described below) automatically reinvested in common stock on the dividend payment date. The payment of dividends on common stock is at the discretion of our board of directors.

REINVESTMENT OPTIONS

      FULL DIVIDEND REINVESTMENT. If you elect the “Full Dividend Reinvestment” option on your plan authorization form, the plan administrator will reinvest in additional shares of common stock all cash dividends paid on all shares of common or preferred stock then or subsequently registered in your name and on all shares of common stock then or subsequently held in your plan account (net of brokerage commissions and service fees as described below), including fractional shares and shares purchased with optional cash investments made under the plan, until the plan administrator receives your request to change your level of reinvestment.

      PARTIAL DIVIDEND REINVESTMENT. If you elect the “Partial Dividend Reinvestment” option on your plan authorization form, you must select the percentage (from 10% to 90%, in increments of 10%) of the total number of shares of common or preferred stock then or subsequently registered in your name and then or subsequently held in your plan account with respect to which you want cash dividends reinvested. The plan administrator will reinvest in additional shares of common stock all cash dividends (net of brokerage commissions and service fees as described below) paid on the specified percentage of shares.

      CASH PAYMENTS ONLY. If you elect the “Cash Payments Only” option, you will continue to receive, as declared, by check or direct deposit, cash dividends paid on shares of common stock then or subsequently registered in your name and on shares of common stock acquired in your plan account through optional cash investments.

DIVIDEND PAYMENT DATES

      If your plan authorization form is received by the plan administrator on or before the record date for a particular dividend, dividend reinvestment will begin with respect to dividends paid on the next dividend payment date. Dividends on common stock have historically been paid on the twentieth day of January, April, July and October. The record dates for the payment of such dividends have generally been at least 7 days prior to the payment date. Thus, for example, to begin automatic reinvestment of a dividend expected to be paid on July 20 in a given year, the plan administrator should receive your plan authorization form by the thirteenth day in July. If your plan authorization form is received by the plan administrator after the record date, dividend reinvestment will not begin until the dividend payment date following the next record date.

CASH INVESTMENTS

      INITIAL CASH INVESTMENT. If you are not a registered owner of common stock, you must include an initial cash investment of at least $1,000 with your completed plan authorization form. You must also pay a one-time account set-up fee of $10 (see “Enrollment and Participation” above). Initial cash investments and payment of the account set-up fee must be made by check or money order payable to “Wells Fargo Shareowner Services” in U.S. funds.

      OPTIONAL CASH INVESTMENTS. You may make optional cash investments at any time by personal check, money order or electronic funds transfer from a designated U.S. bank account. You may vary your optional cash investments from a minimum of $50 per investment up to a maximum of $100,000 annually. Initial cash investments are included in the calendar year in which they are made for purposes of determining whether the $100,000 maximum has been reached.

      Initial and optional cash investments are invested in shares of common stock net of brokerage commissions and service fees as described below.

      CHECK OR MONEY ORDER. Optional cash investments made by check or money order must be accompanied by a completed plan transaction form and received by the plan administrator no later than one business day prior to an investment date to be invested on that investment date; otherwise, optional cash investments are held by the plan administrator for investment on the next investment date. Optional cash investments made by check or money order must be payable to “Wells Fargo Shareowner Services” in U.S. funds.

      ELECTRONIC FUNDS TRANSFER. In addition to making optional cash investments by check or money order, you may authorize automatic monthly electronic funds transfers from designated bank accounts. Your bank account will be debited on the last business day of each month or, if that day is not a business day, the business day next following the last business day. Funds are invested on the next investment date following collection of the funds by the plan administrator. You will not receive any confirmation of the transfer of funds other than as reflected in your monthly plan account statements and in your bank account statements.

      To authorize electronic funds transfers, complete and sign the automatic funds transfer section of the plan authorization form and return it to the plan administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after the plan administrator receives the authorization form. You may change the amount of your monthly transfer or terminate your monthly transfer altogether by completing an election form and returning it to the plan administrator or by contacting the plan administrator toll free at (877) 778-6786. To be effective with respect to a particular investment date, your change or termination request must be received by the plan administrator at least fifteen business days prior to the investment date.

INVESTMENT DATES

      DIVIDEND REINVESTMENT. Cash dividends are reinvested on the applicable dividend payment date or, if the dividend payment date is not a business day, the business day next following the dividend payment date.

      OPTIONAL CASH INVESTMENTS. Optional cash investments are made on (a) Friday of each week or, if Friday is not a business day, the business day next following that day or (b) in any week in which a cash dividend is paid, the dividend payment date or, if the dividend payment date is not a business day, the business day next following the dividend payment date.

      No interest is paid on funds held by the plan administrator pending their investment in common stock. All optional cash investments, including the initial cash investment, are subject to the collection by the plan administrator of full face value in U.S. funds.

      SOURCE OF SHARES. Shares purchased under the plan are new issue common stock or common stock purchased by the plan administrator in the open market or in negotiated transactions. The plan administrator purchases shares in the open market or in negotiated transactions as soon as practicable (but in no event more than 15 calendar days) after the applicable investment date, subject to any waiting periods required under applicable securities laws or stock exchange regulations. We will determine the source or sources of shares used to fulfill plan requirements and, subject to certain regulatory restrictions on the frequency with which we can change our determination, may change such determination from time to time without notice to plan participants. We currently expect that plan purchases will be new issue common stock.

      PRICE OF SHARES. The price per share of new issue common stock is the average of the high and low sale prices of the common stock (as reported on the New York Stock Exchange Composite Tape) on the applicable investment date or, if the New York Stock Exchange is closed on the investment date, on the next preceding day the New York Stock Exchange is open. The price of shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased for the applicable reinvestment date. The plan administrator may in its discretion commingle participants’ funds for the purpose of forwarding purchase orders to the plan administrator and may offset purchase and sale orders for the same investment date, forwarding to the plan administrator the net purchase or sale requirement. Because the prices at which shares are purchased under the plan are determined as of specified dates or as of dates otherwise beyond the control of participants, you may lose any advantage otherwise available from being able to select the timing of your investment.

BROKERAGE COMMISSIONS, SERVICE FEES AND OTHER COSTS

      ACCOUNT SET-UP. If you are not a registered holder of common stock, you will be charged a one-time account set-up fee of $10. The fee must be paid by check or money order and is due at the time of enrollment. The fee is in addition to the minimum initial cash investment and applies even if you authorize electronic funds transfer investments.

      BROKERAGE COMMISSIONS. In addition to the service fees discussed below, you will pay a brokerage commission of $0.05 for each share of common stock purchased and $0.10 for each share sold for your plan account in open market transactions, even if a purchase or sale order is used to offset another plan order. Brokerage commissions payable with respect to plan purchases will be deducted from the amount invested on your behalf. Brokerage commissions payable with respect to plan sales will be deducted from the proceeds payable to you.

      SERVICE FEE. You will pay a service fee for each dividend reinvestment transaction equal to 3% of the cash dividend reinvested up to a maximum of $1.50 per transaction. This fee is deducted from the dividend amount to be reinvested. You will also pay a service fee of $10 in connection with sales of plan shares. This service fee is in addition to brokerage commissions and is deducted from the proceeds payable to you.

      COMMISSIONS AND FEES SUBJECT TO CHANGE. We may change from time to time the amount of commissions and fees charged to participants upon 30 days prior notice to participants.

ACCOUNT STATEMENTS

      The plan administrator maintains an account for each plan participant and sends account statements to each participant as soon as practicable after each quarterly dividend reinvestment, each optional cash investment and any transfer, sale or withdrawal of plan shares. The account statements provide you with records of your purchases and sales and should be retained for tax purposes.

SHARE CERTIFICATES

      Plan purchases will be credited to your account and shown on your account statement. You will not receive certificates for your plan shares unless requested. This protects against loss, theft or destruction of stock certificates and reduces our administrative costs associated with the plan. You may obtain certificates for some or all full plan shares at any time by submitting a plan transaction form to the plan administrator or contacting the plan administrator toll free at (877) 778-6786. Any remaining full and fractional shares continue to be credited to your account. Certificates for fractional shares are not issued under any conditions.

SHARE SAFEKEEPING

      At any time beginning with enrollment in the plan, you may deposit with the plan administrator certificates representing shares of common stock, whether or not the shares were acquired under the plan, at no cost to you. To use this service, you must send your certificates to the plan administrator with a properly completed plan authorization form or plan transaction form. Shares represented by certificates deposited with the plan administrator are credited to your account and thereafter are treated as if acquired under the plan. You are responsible for maintaining your own records of the cost basis of certificated shares deposited with the plan administrator. If you are a beneficial owner of common stock registered in street or other nominee name you may in certain cases be able to electronically transfer your shares from your existing brokerage account to a plan account. Beneficial owners who want to take advantage of this service should contact the plan administrator to obtain transfer instructions.

      We strongly recommend that you use registered or certified mail to mail your certificates to the plan administrator, insuring the certificates for 2% of the current market value of the shares represented thereby. In any case, participants bear the full risk of loss, regardless of the method used, in the event the certificates are lost.

      Participants should not endorse their certificates prior to mailing.

SHARE TRANSFERS WITHIN PLAN

      Plan shares also may be transferred to a plan account of another person subject to compliance with any applicable laws. To do this, you must complete a plan transaction form and return the completed plan transaction form, together with an executed stock assignment, to the plan administrator. The signature of the transferring participant on the stock assignment must be Medallion guaranteed by an eligible financial institution. Stock assignments can be obtained from the plan administrator. If the person to whom the shares are transferred is not a participant in the plan, the plan administrator will automatically open an account for the person and enroll him or her in the plan.

      You may not pledge or grant a security interest in plan shares or transfer plan shares outside of the plan unless certificates representing the shares have been issued by the plan administrator.

SALE OF SHARES

      You may sell some or all of your plan shares by submitting the appropriate information on the plan transaction form or by submitting a written request to the plan administrator. If the current market value of the shares requested to be sold is $25,000 or less, and you have previously authorized telephone transactions, you may sell plan shares by contacting the plan administrator toll free at (877) 778-6786. The plan administrator may match or offset participants’ sales orders against one or more purchase orders of other participants in the plan. If not offset, the plan administrator executes the order on behalf of the participant in the open market or in negotiated transactions. The plan administrator may sell plan shares to Wells Fargo. After settlement of the sale, the plan administrator will send you a check for the net proceeds of the sale. The proceeds received by you are based on the weighted average price at which the shares were sold less brokerage commissions, service fees charged by the plan administrator, and applicable transfer taxes.

TERMINATION

      You may terminate your participation in the plan by submitting the appropriate information on a plan transaction form or by submitting a written request to the plan administrator. If the current market value of your plan account is $25,000 or less, and you have previously authorized telephone transactions, you may terminate your participation in the plan by contacting the plan administrator toll free at (877) 778-6786. Termination requests must be received by the plan administrator three days prior to the record date to be effective as to the next cash dividend. Any such notice received after a dividend record date shall not be effective until dividends paid for such record date have been credited to your account. If you send notice of termination or a request to sell to the plan administrator between the record date and the payable date for a stock distribution, the request will not be processed until the stock distribution is credited to your account. In addition, termination requests of participants making optional cash investments by electronic funds transfers must be received by the plan administrator at least 15 business days prior to the scheduled investment date to ensure that the request is effective as to the next optional cash investment.

      Upon termination of your participation in the plan, unless you have requested on the plan transaction form that some or all plan shares be sold, the plan administrator will send you a certificate representing the number of full shares in your plan account and a check in the amount of the market value of any fractional share. If you so request on the plan transaction form, the plan administrator will sell some or all plan shares on your behalf. After settlement of the sale, the plan administrator will send you a check in the amount of the net proceeds of the sale (plus the market value of any fractional plan share) and a certificate representing any full plan shares not sold. The net proceeds received by you will be based on the weighted average price at which the shares were sold less brokerage commissions, fees charged by the plan administrator, and applicable transfer taxes.

      After termination, you may re-enroll in the plan by submitting a new plan authorization form and complying with all other enrollment procedures (see “ENROLLMENT AND PARTICIPATION” above). In order to minimize unnecessary plan administrative costs and to encourage use of the plan as a long-term investment vehicle, we reserve the right to deny participation in the plan to previous participants who we or the plan administrator believe have been excessive in their enrollment and termination.

OTHER INFORMATION

      STOCK DIVIDENDS AND STOCK SPLITS. Any shares distributable to you pursuant to a stock dividend or stock split by us on shares registered in your name or credited to your account under the plan will be added to your account and not mailed or delivered directly to you. You, however, may request Wells Fargo Shareholder Services to issue certificates for such stock dividends or split shares once they are added to your account (see “Share Certificates” above). If you send notice of termination or a request to sell to the plan administrator between the record date and the payable date for a stock distribution, the request will not be processed until the stock distribution is credited to your account.

      DIVIDEND AND VOTING RIGHTS. Dividend and voting rights of shares purchased under the plan commence upon settlement of the transaction, which normally is three business days after purchase. Shares of common stock purchased on or within two business days prior to a dividend record date are considered “ex-dividend” and therefore not entitled to payment of that dividend.

      VOTING OF PLAN SHARES. For each meeting of stockholders, participants receive proxy materials that allow them to vote their plan shares by proxy. Alternatively, you can elect to vote your plan shares in person at the meeting.

      LIMITATION OF LIABILITY. In administering the plan, the plan administrator is not liable for any good faith act or omission to act, including but not limited to any claim of liability (a) arising out of the failure to terminate a participant’s account upon such participant’s death prior to receipt of notice in writing of such death, (b) with respect to the prices or times at which shares are purchased or sold, or (c) as to the value of the shares acquired for participants. We reserve the right to interpret and regulate the plan as we deem necessary or advisable in connection with the plan’s operations.

      MODIFICATION OR TERMINATION OF THE PLAN. We may suspend, modify or terminate the plan at any time in whole or in part or with respect to participants in certain jurisdictions. Notice of such suspension, modification or termination will be sent to all affected participants. No such event will affect any shares then credited to a participant’s account. Upon any whole or partial termination of the plan by us, each affected participant will receive a certificate for all full plan shares and a check in the amount of the market value of any fractional plan share.

      DENIAL OR TERMINATION OF PARTICIPATION BY OUR COMPANY. At our direction, the plan administrator may terminate your participation in the plan if you do not own at least one full share in your name or held through the plan. We also reserve the right to deny, modify, suspend or terminate participation in the plan by otherwise eligible persons to the extent we deem it advisable or necessary in our discretion to comply with applicable laws or to eliminate practices that are not consistent with the purposes of the plan. If your participation in the plan is terminated, you receive certificates for all full plan shares and a check in the amount of the market value of any fractional plan share.

FEDERAL INCOME TAX INFORMATION

      The information set forth below summarizes certain federal income tax consequences of participation in the plan. This summary applies to United States taxpayers only, except where otherwise stated. The information is not intended to be a complete description of all such consequences, nor is it intended to be a description of any kind of the state, local or foreign tax consequences of participation in the plan. The description of federal income tax consequences may be affected by future legislation, IRS rulings and regulations and/or court decisions and your particular circumstances. For that reason, participants should consult their own tax advisors with respect to the federal income tax consequences, as well as the state, local and foreign income tax consequences, of participation in the plan.

FEDERAL INCOME TAX CONSEQUENCES

      DIVIDEND INCOME. Reinvested dividends are treated for federal income tax purposes in the same manner as if you had received the dividends in cash on the applicable dividend payment date.

      COST BASIS OF SHARES. For federal income tax purposes, the cost basis of shares purchased with reinvested dividends or optional cash investments is the purchase price of the shares plus any brokerage commissions paid by you in connection with purchases of stock for your account.

      GAINS AND LOSSES FROM THE SALE OF SHARES. You will not realize any taxable income from the issuance of certificates representing plan shares. You may realize a gain or loss, however, at the time the shares are sold by the plan administrator or by you after withdrawal of the shares from the plan. The amount of gain or loss realized, if any, is based on the difference between the amount you receive for the shares, reduced by the expenses of sale, including brokerage commissions and service fees charged for the sale of the shares, and your cost basis of the shares. In general, any gain or loss will be capital gain or loss. The capital gain or capital loss will be long-term capital gain or loss if you have held the shares for more than one year. Your holding period will include any period during which the shares were held by the plan in your name. You should consult your tax advisor as to the consequences of a sale of shares in view of your particular circumstances.

      IRS REPORTS. The plan administrator reports dividend income to participants and the IRS on Form 1099-DIV. The plan administrator reports the proceeds from the sale of plan shares to the selling participants and the IRS on Form 1099-B.

DIVIDENDS SUBJECT TO WITHHOLDING

      Your dividends are subject to federal withholding if you fail to provide a taxpayer identification number to the plan administrator. If you reside in certain foreign countries your dividends may also be subject to federal withholding. In any case in which federal income taxes are required to be withheld, the plan administrator reinvests an amount equal to the dividends less the amount of tax withheld. For IRS reporting purposes, the amount of the dividend withheld is included in the dividend income.

USE OF PROCEEDS

      The proceeds from the sales, if any, of new issue common stock pursuant to the plan are expected to be used for general corporate purposes. We have no basis for estimating either the number of shares of common stock that will ultimately be sold pursuant to the plan or the prices at which such shares will be sold.

EXPERTS

      Our consolidated financial statements and schedule as of December 31, 2000 and 1999 and for the three years in the period ended December 31, 2000, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report dated March 2, 2001. In that report, Arthur Andersen LLP states that with respect to NRG Energy, Inc. as of and for the year ended December 31, 2000 and Northern States Power Co. for the years ended December 31, 1999 and 1998 its opinion is based on the reports of other independent public accountants, namely PricewaterhouseCoopers LLP. The consolidated financial statements and schedule referred to above have been included herein in reliance upon the authority of such firm as experts in giving said reports.

      With respect to the unaudited interim financial information for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

LEGAL OPINION

      A legal opinion in connection with shares issued under the plan will be rendered by our counsel, Gary R. Johnson, 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota. Mr. Johnson is our Vice President and General Counsel and is the beneficial owner of 141,106 shares of our common stock.